SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (BOVESPA: GFSA3; OTC: GFASY) (“Gafisa” or “Company”), in compliance with CVM Instruction No. 358/2002, as amended, informs its shareholders and the market in general that with conclusion of the first stage of the Company’s restructuring, Mr. Roberto Luz Portella tendered his resignation to the position of Chief Executive and Investor Relations Officer, as per letter of resignation delivered on this date.

The Company informs that on this present date notified his resignation to the Board of Directors, which shall deliberate on the election of new Officer, as provided for in Article 23 of its Bylaws.

We would like to take this opportunity and thank Mr. Portella’s contribution and we wish him success in his new challenges.

São Paulo, September 20, 2019.

GAFISA S.A.

Eduardo Larangeira Jácome

Management Executive Officer

Saulo de Aquino Nunes Filho

Chief Operating Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 20, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer